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                               Subsidiaries



     The Company has one subsidiary, First Citizens National Bank, Dyersburg, Tennessee. The Company is the sole shareholder of the Bank. First Citizens National Bank is a National Bank organized under the authority of the Comptroller of the Currency.

     On January 28, 1985, First Citizens Financial Plus, Inc. was chartered in the State of Tennessee as a wholly-owned subsidiary of First Citizens National Bank for the purpose of providing investment advisory service to the community. The Corporation's registration with the Securities and Exchange Commission as an investment advisor was effective February 21, 1985.

     On December 19, 1988 First Citizens Financial Plus, Inc. received notification from the National Association of Securities Dealers that the Company's registration as a broker/dealer was effective. As a result, in addition to being an investment advisor, the Company is now a full service introducing broker/dealer.